UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Reliability Incorporated
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(Exact Name of Registrant as Specified in Its Charter)

0-7092
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(Commission File Number)

Texas / 75-0868913
(State of Incorporation) / (I.R.S. Employer Identification No.)

410 Park Avenue -- 15th Floor
New York, New York 10022
 (Address of principal executive offices)

Registrant's telephone number: (212) 231-8359

RELIABILITY INCORPORATED
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

RELIABILITY INCORPORATED IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY RELIABILITY INCORPORATED’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on March 20, 2009, of the outstanding shares of common stock, no par value, of Reliability Incorporated, a Texas corporation (the "Company"), in connection with the prospective appointment of five members of the Board of Directors of the Company, pursuant to the terms of a March 30, 2009 Special Meeting of Shareholders (the “Meeting”) in which Jay A. Gottlieb. Greggory A. Schneider, Michael Pearce, Joshua Krom and Ron Gutterson (collectively, the “Board Designees”) were elected by a majority of the outstanding voting common as described in greater detail below. Because the appointments are deemed to be a change of control of the Company, this Schedule 14F Information Statement is required to be filed with the SEC (and sent to shareholders of record as of a recent date) at least 10 days prior to such additional Board members’ assuming such directorship roles with the Company.
By way of background:

•
The sole purpose of Meeting was the election of a Board of Directors, noting that none of the old directors stood for re-election. A total of 5,083,355 common shares (or 53% of Registrant’s outstanding common) was present in person or by proxy at the Meeting and voted in favor of the election of all Board Designees.

•	As permitted under Texas law and specific provisions of Registrant’s Bylaws, the Board Designees will fill out the terms until the next election of Directors.

•	Concurrently, the following officerships were also assigned, effective immediately: Mr. Gottlieb (Chairman of the Board, Secretary and Treasurer) and Mr. Schneider (Chief Financial Officer).

•
There are no family relationships between any Board Designee or executive officer of Registrant or any of its subsidiaries.  Other than as stated herein, none of the Board Designees nor any member of his immediate family has engaged in any transactions with Registrant of the sort described under Item 404(a) of Regulation S-K.

This Information Statement is being provided solely for informational purposes and is NOT being provided in connection with a vote of the Company's stockholders.

As noted above, the Board Designees will take office effective upon this Information Statement having been filed with the Securities and Exchange Commission and forwarded to Company shareholders of record at least 10 days in advance. For more detail about this change of control, biographical information and the prospective addition of five (5) new directors to the Company’s Board, see “Board Designees” below.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

Board Designees

Directors are elected at the annual meeting of stockholders receiving a majority of the votes cast when a quorum exists.  Each director holds office until his successor is appointed or he resigns, unless sooner removed. For biographies of the Board Designees, see below.

The following table sets forth the name, age and position with the Company of (i) each of the persons appointed to the Company's Board of Directors effective 10 days after this Information Statement is distributed to shareholders and (ii) each of the persons appointed in the interim as Executive Officer(s) of the Company as described herein:

Name	Age	Principal Position
Jay Gottlieb	64	Chairman of the Board of Directors, Secretary and Treasurer
Michael Pearce	46	Director
Greggory Schneider	33	Director and Chief Financial Officer
Joshua Krom	32	Director
Ron Gutterson	64	Director

Below are biographies of the Board Designees (Messrs. Gottlieb, Pearce, Schneider, Krom and Gutterson):

Jay A. Gottlieb, is a private investor in various companies since 1998.  He is involved in analysis and investment in undervalued special situations and shell corporations. He presently owns between 5% and 21% of 14 public companies and is a member of the Board of Directors of Golf Trust of America, Inc. From 1992 to 1998 he was the editor of an investment service that analyzed and published extensive data on companies planning initial public offerings. From 1977 to 1991, Mr. Gottlieb was the President and Chairman of the Board of The Computer Factory, Inc., a nationwide organization involved in retail and direct sales, servicing and leasing of personal computers. From 1969 to 1988, he was President of National Corporate Sciences, Inc., a registered investment advisory service.  Mr. Gottlieb holds a Bachelor of Arts from New York University.

Michael Pearce has been Chief Executive Officer and President of Golf Trust of America, Inc. since November 8, 2007.  Mr. Pearce has been a private investor in various companies since 2002, with emphasis in distressed securities of publicly traded entities. From late 1999 through 2001, he served as Chief Executive Officer of iEntertainment Network.  From 1996 to 1998, he served as Senior Vice President of Sales and Marketing of publicly traded VocalTec Communications, later returning in 1999 in a consulting capacity to its Chairman on matters pertaining to strategic alternatives, business development and mergers and acquisitions. From 1983 to 1996, he was employed in various technology industry management positions, including Senior Vice President of Sales and Marketing at Ventana Communications, a subsidiary of Thomson Corporation; Vice President of Sales at Librex Computer Systems, a subsidiary of Nippon Steel; and National Sales Manager at Hyundai Electronics America. From 1979 to 1983, he attended Southern Methodist University.

Gregg Schneider is a private investor who specializes in undervalued publicly traded securities.  During the past fourteen years, Mr. Schneider has been an active dealer in numismatic items, specializing in U.S. rare coins and currency.  Mr. Schneider attended two years of courses at UCLA and is involved in several charitable organizations.

Joshua Krom is the President of Realty Asset Management, LLC, a full service real estate company which has  specialized in acquiring and rapidly repositioning distressed properties with the goal of maximize its investors’ returns.  Mr. Krom has significant experience in the financial analysis of residential portfolios, retail, industrial and apartment buildings.  He is a member of the most prominent national Real Estate Owned organizations.  Prior to forming Realty Asset Management, LLC, Mr. Krom practiced real estate and corporate law.  He is a licensed attorney and real estate broker in California and a licensed real estate broker in Nevada.  Mr. Krom received his Juris Doctorate degree from Emory University School of Law where he was a Dean’s Honors recipient.  He graduated with High Honors from the University of California, Santa Barbara, where he received a Bachelor of Arts Degree in Communications.

Ron Gutterson has for the last 14 years been President and Chief Operating Officer of Sage Solutions Inc., a New York-based computer technology organization.  During this period, Mr. Gutterson has rendered technology services to the major Fortune 100 corporations of America in both the manufacturing, banking and brokerage industry.  For ten years prior, he was Vice President of Sales for the International Operations division of a major home furnishings convertor based out of New York.  Mr. Gutterson holds a B.S. in Economics and an MBA in Finance.

Voting Securities; Beneficial Ownership of the Company's Common Stock ss

The Company's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of common stock entitles the holder thereof to one (1) vote.  As of March 20, 2009, 9,630,000  shares of the Company's common stock were issued and outstanding (of 20,000,000 authorized).

Committees of the Board of Directors

The Company will in the future establish an Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”) that will be comprised of a majority "independent” directors as defined under pertinent securities rules.   Given the period time it is expected to take to complete the selection process and given that the Company is not currently subject to the Sarbanes Oxley Act requiring at least an Audit Committee be comprised of a majority of independent directors, the Company has have elected to defer such search at least until January 1, 2010. At the time of selection, the Company will mail to stockholders of record and file with the SEC any information re-garding the new directors as is required by Section 14 of the Exchange Act.

Once put in place, the Audit Committee, among other things, will determine engagement of the independent certified public accountants and review the scope and effect of the audit engagement.  Be-cause the Company will constitute a “controlled company” as defined under the Sarbanes-Oxley Act, the Company is exempt from being required to create a Compensation Committee or other committee(s) comprised of a majority of independent directors.

Signature

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Schedule 14-F Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Reliability INCORPORATED

Dated:April 9, 2009	By:	/s/ Jay Gottlieb
Jay Gottlieb
President, Secretary, Treasurer & Chairman of the Board